EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited)

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars - Unaudited)

	Note	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash		$5,311	$2,688
Amounts receivable		3,182	3,303
Amounts due from related parties	10(b)	-	167
Taxes recoverable	4	5,048	6,580
Prepaid expenses and other assets		2,378	1,971
Inventory	5	9,881	8,826
Total current assets		25,800	23,535
Exploration and evaluation assets	7	52,326	50,111
Plant, equipment and mining properties	9	53,229	53,069
Long-term investments	6	1,712	934
Other assets		635	691
Total assets		$133,702	$128,340
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,923	$11,867
Amounts due to related parties	10(b)	173	-
Taxes payable		297	127
Current portion of finance lease obligations		1,672	1,650
Current portion of equipment loans		165	164
Total current liabilities		12,230	13,808
Finance lease obligations		1,645	1,445
Equipment loans		110	195
Reclamation provision	11	2,104	2,195
Deferred income tax liabilities		5,388	4,696
Total liabilities		21,477	22,339
EQUITY
Share capital	12	156,175	151,688
Equity reserves		11,063	11,041
Treasury shares		(97)	(97)
Accumulated other comprehensive loss		(5,332)	(5,208)
Accumulated deficit		(49,584)	(51,423)
Total equity		112,225	106,001
Total liabilities and equity		$133,702	$128,340

Commitments – Note 15

Approved by the Board of Directors on August 13, 2024.

Peter Bojtos	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in thousands of US dollars - Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Revenue from mining operations	13	$14,787	$9,218	$27,180	$19,043
Cost of sales	13	10,090	8,175	20,144	16,149
Mine operating income		4,697	1,043	7,036	2,894

Operating expenses
General and administrative expenses	14	1,791	1,535	3,063	2,719
Share-based payments	12	647	843	1,070	1,182
Income (loss) before other items		2,259	(1,335)	2,903	(1,007)
Other items
Interest and other income		151	20	154	229
Gain (loss) on long-term investments	6	223	(285)	355	(604)
Fair value adjustment on warrant liability		-	751	-	458
Unrealized foreign exchange gain		92	552	172	416
Finance cost		(3)	(3)	(5)	(77)
Accretion of reclamation provision	11	(51)	(12)	(102)	(23)
Interest expense		(81)	(72)	(171)	(117)
Income (loss) before income taxes		2,590	(384)	3,306	(725)
Income taxes:
Current income tax recovery (expense)		(576)	559	(775)	534
Deferred income tax recovery (expense)		(774)	959	(692)	973
Income tax recovery (expense)		(1,350)	1,518	(1,467)	1,507

Net income		1,240	1,134	1,839	782

Other comprehensive income (loss)
Currency translation differences		(13)	(313)	(124)	(576)
Total comprehensive income		$1,227	$821	$1,715	$206
Income per share	12(e)
Basic		$0.01	$0.01	$0.01	$0.01
Diluted		$0.01	$0.01	$0.01	$0.01
Weighted average number of common shares outstanding	12(e)
Basic		133,622,131	119,195,457	131,834,975	118,887,538
Diluted		138,948,601	123,214,209	137,207,540	122,907,727

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2023		118,349,090	$145,515	$9,852	$(97)	$(5,223)	$(52,026)	$98,021

Common shares issued:
At the market issuances	12	837,700	586	-	-	-	-	586
Carrying value of RSUs exercised	12	592,667	512	(512)	-	-	-	-
Issuance costs	12	-	(218)	-	-	-	-	(218)
Share-based payments	12	-	-	1,182	-	-	-	1,182
Net loss for the period		-	-	-	-	-	782	782
Currency translation differences		-	-	-	-	(576)	-	(576)
Balance, June 30, 2023		119,779,457	$146,395	$10,522	$(97)	$(5,799)	$(51,244)	$99,777
Balance, January 1, 2024		128,728,248	$151,688	$11,041	$(97)	$(5,208)	$(51,423)	$106,001

Common shares issued:
At the market issuances	12(b)	4,797,748	3,616	-	-	-	-	3,616
Exercise of options	12(b)	103,000	90	(31)	-	-	-	59
Carrying value of RSUs exercised	12(d)	1,197,709	1,018	(1,018)	-	-	-	-
Issuance costs		-	(237)	-	-	-	-	(237)
Share-based payments	12(c)(d)	-	-	1,071	-	-	-	1,071
Net income for the period	12(e)	-	-	-	-	-	1,839	1,839
Currency translation differences		-	-	-	-	(124)	-	(124)
Balance, June 30, 2024		134,826,705	$156,175	$11,063	$(97)	$(5,332)	$(49,584)	$112,225

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of US dollars - Unaudited)

		Six months ended June 30,
	Note	2024	2023

Operating Activities
Net income		$1,839	$782
Adjustments for non-cash items:
Deferred income tax expense (recovery)		692	(973)
Depreciation and depletion		1,692	1,419
Accretion of reclamation provision	11	102	23
(Gain) loss on investments	6	(355)	604
Unrealized foreign exchange gain		(243)	(499)
Unwinding of fair value adjustment		-	74
Fair value adjustment on warrant liability		-	(458)
Write down of equipment and materials and supplies inventory		384	91
Share-based payments		1,071	1,182
		5,182	2,245

Net change in non-cash working capital items	16	(1,757)	(1,295)
Cash provided by operating activities		3,425	950

Financing Activities
Shares and units issued for cash, net of issuance costs		3,379	368
Proceeds from option exercise		59	-
Lease liability payments		(924)	(634)
Equipment loan payments		(85)	(142)
Cash provided by (used in) financing activities		2,429	(408)

Investing Activities
Exploration and evaluation expenditures		(1,534)	(663)
Additions to plant, equipment and mining properties		(1,731)	(4,920)
Acquisition of La Preciosa		-	(5,000)
Cash used in investing activities		(3,265)	(10,583)

Change in cash		2,589	(10,041)

Effect of exchange rate changes on cash		34	3

Cash, beginning		2,688	11,245

Cash, ending		$5,311	$1,207

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

1. NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company operates the Elena Tolosa Mine (“ET Mine” or “Avino Mine”) which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. The Avino property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

2. BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of the Company. These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2023, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out in the December 31, 2023 annual consolidated financial statements are applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as if the policies have always been in effect.

Foreign Currency Translation

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the US dollar translate their statement of operations items at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2023.

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
La Luna Silver & Gold Mines Ltd.	100%	Canada	Holding company
La Preciosa Silver & Gold Mines Ltd.	100%	Canada	Holding company
Proyectos Mineros La Preciosa S.A. de C.V.	100%	Mexico	Mining and exploration
Cervantes LLP	100%	U.S.	Holding company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

4. TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	June 30, 2024	December 31, 2023
VAT recoverable	$2,002	$3,231
GST recoverable	30	20
Income taxes recoverable	3,016	3,329
	$5,048	$6,580

5. INVENTORY

	June 30, 2024	December 31, 2023
Process material stockpiles	$3,857	$4,050
Concentrate inventory	3,289	2,448
Materials and supplies	2,735	2,328
	$9,881	$8,826

The amount of inventory recognized as an expense for the three and six months ended June 30, 2024 totalled $9,706 and $19,760 (three and six months ended June, 2023 – $8,084 and $16,058 ). See Note 13 for further details.

During the six months ended June 30, 2024, the Company wrote down Nil of materials and supplies inventory due to obsolescence (year ended December 31, 2023 – 270

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

6. LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,		Movements in foreign	Fair value adjustments	Fair Value June 30,
	2023	Net Additions	exchange	for the period	2024
Talisker Resources Common Shares	$782	$-	$(25)	$390	$1,147
Silver Wolf Exploration Ltd. (“Silver Wolf”) Common Shares	71	426	(8)	(17)	472
Silver Wolf Exploration Ltd. Warrants	-	30	-	-	30
Endurance Gold Corp. Common Shares	81	-	(1)	(18)	62
Other	-	1	-	-	1
	$934	$457	$(34)	$355	$1,712

Silver Wolf

During the six months ended June 30, 2024, the Company received 2,292,000 common shares as part of debt settlement from Silver Wolf for C$458. The Company further acquired, by way of participation in Silver Wolf’s Listed Issuer Financing Exemption private placement, 833,334 units at a purchase price of C$0.15 consisting of 833,334 common shares and 416,667 non-transferable common share purchase warrants at an exercise price of C$0.25 as for a total investment of C$125. The  share purchase warrants were recorded at a fair value. Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

7. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Avino, Mexico	La Preciosa, Mexico	British Columbia & Yukon, Canada	Total
Balance, December 31, 2022	$11,828	$37,975	$1	$49,804

La Preciosa non-core concessions transfer	2,946	(2,946)		-
Drilling and exploration	877	435	-	1,312
Assessments and taxes	88	(930)	-	(842)
Effect of movements in exchange rates	22	(122)	-	(100)
Option income	(63)	-	-	(63)

Balance, December 31, 2023	$15,698	$34,412	$1	$50,111
Costs incurred during 2024:
Drilling and exploration	101	1,047	-	1,148
Assessments and taxes	100	973	-	1,073
Effect of movements in exchange rates	(6)	-	-	(6)

Balance, June 30, 2024	$15,893	$36,432	$1	$52,326

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

(a) Avino, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following two groups:

(i) Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares.

(ii) Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company entered into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”).

All exploration expenditure requirements on the properties have been met as of June 30, 2024, and Silver Wolf is in compliance with the terms of the Option Agreement.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concessions situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

(b) La Preciosa, Mexico

La Preciosa is a development stage mineral property located in the state of Durango, Mexico, within the municipalities of Pánuco de Coronado and Canatlán. The Project is hosting one of the largest undeveloped primary silver resources in Mexico, and is located adjacent to Avino’s existing operations at the Avino Property in Durango, Mexico. The property covers an area of approximately 1,134 hectares and is located on the eastern flank of the Sierra Madre Occidental mountain range.

(c) British Columbia & Yukon, Canada

Eagle Property - Yukon

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property. During the year ended December 31, 2023, the Company sold to a subsidiary of Hecla Mining Company (“Hecla”) the Eagle Property for cash consideration of C$250. The gain on sale of the Eagle Property was recorded to “Interest and other income” on the consolidated statements of operations and comprehensive income (loss).

Minto and Olympic-Kelvin properties – British Columbia

On May 2, 2022, the Company granted Endurance Gold Corporation the right to acquire an option to earn 100% ownership of the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grant and mineral claims (the “Olympic Claims”).

As of June 30, 2024, Endurance was in compliance with all terms of the Option agreement.

8. NON-CONTROLLING INTEREST

At June 30, 2024, the Company had an effective 99.67% (December 31, 2023 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2023 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been presented separately in the consolidated financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

9. PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2023	14,687	763	774	14,930	23,294	14,693	69,141
Additions / Transfers	3,716	78	1,176	3,270	3,079	701	12,020
Writedowns	-	(6)	(22)	(629)	(141)	-	(798)
Effect of movements in exchange rates	(28)	9	1	2	-	(24)	(40)
Balance at December 31, 2023	18,375	844	1,929	17,573	26,232	15,370	80,323
Additions / Transfers	348	374	11	188	1,402	(131)	2,192
Writedowns	-	(17)	(12)	(1,321)	(23)	(352)	(1,725)
Effect of movements in exchange rates	4	(2)	1	(1)	-	(3)	(1)
Balance at June 30, 2024	18,727	1,199	1,929	16,439	27,611	14,884	80,789

ACCUMULATED DEPLETION AND DEPRECIATION / IMPAIRMENT
Balance at January 1, 2023	9,106	441	598	5,178	6,733	3,029	25,085
Additions / Transfers	367	111	204	676	1,170	294	2,822
Writedowns	-	(4)	(21)	(619)	(9)	-	(653)
Balance at December 31, 2023	9,473	548	781	5,235	7,894	3,323	27,254
Additions / Transfers	209	63	201	1,175	(156)	155	1,647
Writedowns	-	(16)	(11)	(1,146)	(23)	(145)	(1,341)
Balance at June 30, 2024	9,682	595	971	5,264	7,715	3,333	27,560

NET BOOK VALUE
At June 30, 2024	9,045	604	958	11,175	19,896	11,551	53,229
At December 31, 2023	8,902	296	1,148	12,339	18,338	12,047	53,069

Included in Buildings and construction in process above are assets under construction of $3,186 as at June 30, 2024 (December 31, 2023 - $3,166) on which no depreciation was charged in the periods then ended. Once the assets are available for use, they will be transferred to the appropriate class of plant, equipment and mining properties.

As of June 30, 2024, the Company performed an evaluation of the property plant and equipment and recorded a write-down of $384 (December 31, 2023 - $144) against the carrying value of mine and mill machinery and transportation equipment due to damage and obsolescence.

As at June 30, 2024, plant, equipment and mining properties included a net carrying amount of $6,809 (December 31, 2023 - $5,832) for mining equipment and right of use assets under lease.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

10. RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and six months ended June 30, 2024 and 2023 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries, benefits, and consulting fees	$320	$296	$613	$580
Share-based payments	507	649	894	970
	$827	$945	$1,507	$1,550

(b) Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

The following table summarizes the amounts were due to/(from) related parties:

	June 30, 2024	December 31, 2023
Oniva International Services Corp.	$100	$102
Directors Fees	50	-
Intermark Capital Corp.	23	-
Silver Wolf Exploration Ltd.	-	(269)
	$173	$(167)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the six months ended June 30, 2024, the Company paid $142 (June 30, 2023 - $143) to ICC.

(c) Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$242	$244	$496	$489
Office and miscellaneous	114	124	247	257
	$356	$368	$743	$746

11. RECLAMATION PROVISION

Management’s estimate of the reclamation provision at June 30, 2024, is $2,104 (December 31, 2023 – $2,195), and the undiscounted value of the obligation is $5,214 (December 31, 2023 – $5,491).

The present value of the obligation was calculated using a risk-free interest rate of 9.72% (December 31, 2023 – 9.82%) and an inflation rate of 3.76% (December 31, 2023 – 3.76%). Reclamation activities are estimated to begin in 2025 for the San Gonzalo Mine and in 2042 for the Avino Mine.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	June 30, 2024	December 31, 2023

Balance at beginning of the period	$2,195	$445
Changes in estimates	-	1,615
Unwinding of discount related to continuing operations	102	49
Effect of movements in exchange rates	(193)	86
Balance at end of the period	$2,104	$2,195

12. SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a) Authorized: Unlimited common shares without par value

(b) Issued:

(i) During the six months ended June 30, 2024, the Company issued 4,797,748 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $3,616. The Company paid a 2.75% cash commission of $99 on gross proceeds, for net proceeds of $3,517. The Company also incurred $138 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the six months ended June 30, 2024, the Company issued 1,197,709 common shares upon exercise of RSUs. As a result, $1,018 was recorded to share capital.

During the six months ended June 30, 2023, the Company issued 103,000 common shares following the exercise of 103,000 options. As a result, $90 was recorded to share capital, representing cash proceeds of $31 and the fair value upon issuance of $59.

(ii) During the year ended December 31, 2023, the Company issued 9,373,825 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $5,648. The Company paid a 2.75% cash commission of $155 on gross proceeds, for net proceeds of $5,493. The Company also incurred $339 in share issuance costs related to its base shelf prospectus and prospectus supplement filings.

During the year ended December 31, 2023, the Company issued 1,005,333 common shares upon exercise of RSUs. As a result, $1,019 was recorded to share capital.

(c) Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2023	4,256,000	$1.36
Granted	2,545,000	$1.12
Expired	(105,000)	$1.30
Cancelled / Forfeited	(30,000)	$1.40
Stock options outstanding, December 31, 2023	6,666,000	$1.27
Granted	2,500,000	$0.78
Exercised	(103,000)	$0.79
Cancelled / Forfeited	(190,000)	$1.26
Stock options outstanding, June 30, 2024	8,873,000	$1.14
Stock options exercisable, June 30, 2024	6,979,000	$1.23

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2024:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
August 21, 2024	$0.79	48,000	0.14	48,000	0.14
August 4, 2025	$1.64	1,620,000	1.10	1,620,000	1.10
March 25, 2027	$1.20	2,255,000	2.73	2,255,000	2.73
May 4, 2027	$0.92	25,000	2.84	25,000	2.84
March 29, 2028	$1.12	2,300,000	3.75	2,300,000	3.75
July 10, 2028	$1.12	150,000	4.03	112,500	4.03
March 25, 2029	$0.78	2,475,000	4.74	618,750	4.74

		8,873,000	3.26	6,979,250	2.45

Valuation of stock options requires the use of estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2024	December 31, 2023
Weighted average assumptions:
Risk-free interest rate	3.51%	3.10%
Expected dividend yield	0%	0%
Expected warrant life (years)	5	5
Expected stock price volatility	60.73%	61.10%
Expected forfeiture rate	15%	17%
Weighted average fair value	C$0.43	C$0.60

During the six months ended June 30, 2024, the Company charged $432 (six months ended June 30, 2023 - $524) to operations as share-based payments for the fair value of stock options granted.

(d) Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2023	2,190,666	$1.27
Granted	1,878,320	$1.11
Exercised	(1,005,334)	$1.37
Cancelled / Forfeited	(68,943)	$1.14
RSUs outstanding, December 31, 2023	2,994,709	$1.03
Granted	1,881,000	$1.02
Exercised	(1,197,709)	$1.15
Cancelled / Forfeited	(137,132)	$1.08
RSUs outstanding, June 30, 2024	3,540,868	$1.08

The following table summarizes information about the RSUs outstanding at June 30, 2024:

Issuance Date	Price (C$)	Number of RSUs Outstanding
March 25, 2022	$1.19	556,539
March 29, 2023	$1.12	1,124,288
July 10, 2023	$0.94	50,000
April 1, 2024	$1.02	1,810,041
		3,540,868

During the six months ended June 30, 2024, 1,810,041 RSUs (year ended December 31, 2023 – 1,878,320) were granted. The weighted average fair value at the measurement date was C$1.02, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the six months ended June 30, 2024, the Company charged $638 (June 30, 2023 - $658) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

(e)Earnings per share:

The calculations for basic earnings per share and diluted earnings per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income for the period	$1,240	$1,134	$1,839	$782
Basic weighted average number of shares outstanding	133,622,131	119,195,457	131,834,975	118,887,538
Effect of dilutive share options, warrants, and RSUs (‘000)	5,326,470	4,018,752	5,372,565	4,020,189
Diluted weighted average number of shares outstanding	138,948,601	123,214,209	137,207,540	122,907,727
Basic income per share	$0.01	$0.01	$0.01	$0.01
Diluted income per share	$0.01	$0.01	$0.01	$0.01

13. REVENUE AND COST OF SALES

The Company’s revenues for the six months ended June 30, 2024 and 2023, are all attributable to Mexico, from shipments of concentrate from the Avino Mine.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Concentrate sales	$14,346	$9,838	$27,020	$19,830
Provisional pricing adjustments	441	(620)	160	(787)
	$14,787	$9,218	$27,180	$19,043

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products.

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Production costs	$8,910	$7,407	$18,143	$14,711
Write down of equipment and materials and supplies inventory	384	91	384	91
Depreciation and depletion	796	677	1,617	1,347
	$10,090	$8,175	$20,144	$16,149

-17-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$459	$291	$855	$686
Office and miscellaneous	577	425	958	617
Management and consulting fees	158	97	265	203
Investor relations	108	86	181	167
Travel and promotion	42	39	77	93
Professional fees	310	464	469	703
Directors fees	46	45	90	89
Regulatory and compliance fees	51	53	93	91
Depreciation	40	35	75	70
	$1,791	$1,535	$3,063	$2,719

15. COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2024	December 31, 2023
Not later than one year	$199	$714
Later than one year and not later than five years	1,173	1,241
Later than five years	3,747	3,965
	$5,119	$5,920

Office lease payments recognized as an expense during the six months ended June 30, 2024, totalled $21 (June 30, 2023 - $18).

-18-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2024	June 30, 2023
Net change in non-cash working capital items:
Inventory	$(1,100)	$(2,569)
Prepaid expenses and other assets	(417)	(484)
Taxes recoverable	1,532	(1,702)
Taxes payable	169	(836)
Accounts payable and accrued liabilities	(1,943)	2,465
Amounts receivable	122	1,824
Amounts due to related parties	(120)	7
	$(1,757)	$(1,295)

	June 30, 2024	June 30, 2023
Other supplementary information:
Interest paid	$123	$106
Taxes paid	13	15
	$136	$121

	June 30, 2024	June 30, 2023
Non-cash investing and financing activities:
Shares acquired under terms of option agreements	-	41
Transfer of share-based payments reserve upon exercise of RSUs	1,018	512
Transfer of share-based payments reserve upon exercise of Options	90	-
Equipment acquired under finance leases and equipment loans	820	2,925
	$1,928	$3,478

17. FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

-19-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2022 – two) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At March 31, 2024, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2024, in the amount of $5,311 and current assets exceeded current liabilities by $13,570 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at June 30, 2024, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$9,923	$9,923	$-	$-
Due to related parties	173	173
Minimum rental and lease payments	5,119	199	1,173	3,747
Equipment loans	295	182	113	-
Finance lease obligations	3,591	1,860	1,731	-
Total	$19,101	$12,337	$3,017	$3,747

(c) Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

-20-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	June 30, 2024		December 31, 2023
	MXN	CDN	MXN	CDN
Cash	$6,283	$437	$13,338	$70
Due from related parties	-	-	4,558	-
Long-term investments	-	2,343	-	1,236
Reclamation bonds	-	6	-	6
Amounts receivable	293	40	18,644	26
Accounts payable and accrued liabilities	(69,437)	(275)	(95,662)	(150)
Due to related parties	-	(236)	-	(135)
Finance lease obligations	(991)	(618)	(1,129)	(217)
Net exposure	(63,852)	1,697	(60,251)	836
US dollar equivalent	$(3,126)	$1,127	$(3,567)	$577

Based on the net US dollar denominated asset and liability exposures as at June 30, 2024, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2024, by approximately $235. The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2024, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $106.

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2024, a 10% change in market prices would have an impact on net earnings (loss) of approximately $169.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

-21-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

(d) Classification of Financial Instruments

IFRS 13 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$5,311	$-	$-
Amounts receivable	-	3,182	-
Long-term investments	1,712	-	-
Total financial assets	$7,023	$3,182	$-

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at June 30, 2024 the Company’s has no Level 3 financial instruments.

18. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker (the Company’s CEO) to review operating segment performance. We have determined that each producing mine represents an operating segment, of which there is one as of June 30, 2024.

The Company’s revenues for the six months ended June 30, 2024 of $27,180 (June 30, 2023 - $19,043) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine, and is considered to be one single reportable operating segment.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Silver	$6,748	$3,722	$11,784	$7,330
Copper	5,926	4,062	11,832	8,751
Gold	3,502	2,712	6,535	5,847
Penalties, treatment costs and refining charges	(1,389)	(1,278)	(2,971)	(2,885)
Total revenue from mining operations	$14,787	$9,218	$27,180	$19,043

-22-

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the six months ended June 30, 2024, and 2023

(Expressed in thousands of US dollars, except where otherwise noted)

For the three and six months ended June 30, 2024 and 2023, the Company had the following customers that accounted for total revenues as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Customer #1	$12,691	$7,883	$21,287	$17,108
Customer #2	1,659	1,426	5,443	2,026
Other customers	437	(91)	450	(91)
Total revenue from mining operations	$14,787	$9,218	$27,180	$19,043

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	June 30, 2024	December 31, 2023
Exploration and evaluation assets - Mexico	$53,133	$50,110
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$53,134	$50,111

	June 30, 2024	December 31, 2023
Plant, equipment, and mining properties - Mexico	$52,755	$52,891
Plant, equipment, and mining properties - Canada	474	178
Total plant, equipment, and mining properties	$53,229	$53,069

19. SUBSEQUENT EVENTS

At-The-Market Sales – Subsequent to June 30, 2024, the Company issued 131,347 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $145.

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